September 28, 2018

Ms. Heather Clark and Ms. Claire Erlanger

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, DC 20549

Re:	Ardmore Shipping Corporation

Form 20-F for the Year Ended December 31, 2017

Filed March 29, 2018

File No. 001-36028

Dear Ms. Clark and Ms. Erlanger:

Ardmore Shipping Corporation (the “Company”) reviewed your letter to it of September 17, 2018 setting forth the Staff’s comment on the Company’s Form 20-F for the Year Ended December 31, 2017 filed on March 29, 2018 (the “Form 20-F”). This letter responds to the comment made by the staff in your letter.

SEC Comment:

Please tell us when you last performed an impairment analysis of each of your vessels, both during the year ended December 31, 2017 and subsequently. In this regard we note that the volatility of market values of vessels in recent years, the recent decline in your share price and a significant net loss for the year ended December 31, 2017 as well as the first two quarters of 2018 appear to represent indicators that the vessels should be tested for impairment as indicated in ASC 360-10-35-21. Please advise. If you have performed an impairment analysis, please provide us the result of that analysis.

Response to Comment:

The Company last performed an impairment analysis in November 2017 and again in September 2018. As a result of its analyses, the Company concluded in each case that an impairment of the vessels was not necessary because the estimated undiscounted future cashflows’ exceeded the carrying value by approximately, $1.2 billion and $0.9 billion, respectively.

The Company reviews its vessels held and used for impairment when events or circumstances indicate the carrying amount of the vessel may not be recoverable. When such impairment indicators are present, the vessel’s carrying value is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount. An impairment charge is recognized if the carrying value is in excess of the estimated future undiscounted net operating cash flows. The impairment loss is measured based on the excess of the carrying amount over the fair market value of the vessel.

Company Reg: 61477	Registered in Marshall Islands

Ardmore Shipping Corporation September 28, 2018 Page 2

The two main indicators of impairment considered in the Company’s assessment are the market value of the vessels and market time charter rates. The Company also considers information, such as share price or accumulated losses but the Company believes these last two indicators are highly dependent on market time charter rates which already constitute the main driver of the market value of vessels to be held and used.

The impairment test for 2016 indicated that estimated undiscounted future cashflows exceeded the carrying value of the vessels by approximately $1.6 billion. In 2017, the market value of vessels as well as the market time charter rates were essentially consistent with those when the Company reviewed its vessels for potential impairment near the end of 2016. Although the magnitude of the indicators of impairment were not significantly different during 2017, the Company undertook impairment testing near the end of 2017 in advance of its annual financial reporting to confirm that there still existed significant excess of the future cashflows over vessel carrying values.

In 2018, the market time charter rates decreased during the summer months. In addition, the Company’s time charter equivalent (“TCE”) rates reported in the spot market also decreased. The Company viewed this decline in rates as an increase in the magnitude of potential impairment indicators. The Company undertook an impairment test in September 2018 to confirm the difference between value of vessels in use and their carrying value was still positive.

In its impairment analysis of vessels held in use, the Company uses an undiscounted cash flow model. As cash flows are determinable on a single vessel basis, the Company estimates the expected cash flows for each vessel individually. The undiscounted future cash flows used to support vessel values are determined by applying various assumptions regarding future revenues, vessel utilization rates, operating expenses, scheduled drydocking’s and residual values, as per the formula below.

(Daily revenue – daily operating expenses) x remaining useful life (years) x annual number of operating days (365 – docking days) plus scrap value

Estimated Inflows and 10-Year Rate

In estimating future charter rates, management considers TCE rates for each vessel class over the estimated remaining lives of each of the vessels, using as described below, both historical average rates for the Company over the last 5 years, where available, and historical average one-year time charter rates for the industry over the last 10 years in each case adjusted for inflation. Recognizing that rates tend to be cyclical, and considering market volatility based on factors beyond the Company’s control, management believes it is reasonable to use estimates based on a combination of more recent inflation-adjusted internally-generated rates and the inflation-adjusted 10-year historical average industry rates. The Company uses a 10-year period as the basis of determining a forward-looking average rate because the Company believes this time frame will include both low and high points in the normal shipping cycle and provide an appropriate mid-cycle rate upon which to base its future cash estimates. Considering that the Company’s vessels have a useful life of 25 years and the average age of the fleet is approximately 6 years, the Company believes the 10-year period used is appropriate.

As part of its impairment analysis, management builds a 10-year TCE linear “curve” of estimated rates. The Company uses its actual historical average spot rate per vessel class for the last 60 months, where available, as a more current starting point of the chart and the historical industry average one-year rates, adjusted for inflation, as the ending point of the chart; the Company then connects the starting and ending points, which allows the Company to determine its estimated TCE rates along the resulting line for applicable points in time along the resulting 10-year X-axis. The 10-year historical industry average data used in determining the end point of the chart is calculated using the monthly average of one-year time charter rates for Medium Range Product Tankers (47-48,000 DWT) as published by Clarkson Research Services (“Clarkson”). Inflation rates applied to historical rates is calculated using monthly inflation indicator rates from Clarkson. Clarkson is a widely-used and accepted source by shipping companies of industry rate and other data.

Ardmore Shipping Corporation September 28, 2018 Page 3

Estimated Outflows and Vessel Utilization

For purposes of the Company’s impairment analysis, estimated outflows for operating expenses and drydocking requirements are based on historical and budgeted costs and are adjusted for an assumed inflation rate per year based on a 10-year average. The Company uses inflation rates published by Clarkson. The average inflation rate used in November 2017 and September 2018 was 1.73% and 1.56% respectively. Management considers the extent of future drydockings, as some scheduled drydocking projects are more comprehensive than others. Daily operating expense is calculated by incorporating the year-on-year estimated expenses over the individual vessel's expected useful life as adjusted for inflation.

Vessel utilization is based on internal historical levels achieved over a 5-year term. The Company believes that this period is representative of its current fleet size, mix and operations. Estimates of a residual value are consistent with scrap rates used in management’s evaluation of scrap value for depreciation purposes.

Additional Information Relating to Recent Results

The impairment analysis for the Company's trading vessels in November 2017 and September 2018 resulted in an estimated aggregated undiscounted cash flow value of approximately, $2.0 billion and $1.7 billion respectively. As cash flows are determinable and evaluated on a single vessel basis, the Company informs the Staff for the purposes of this letter that the lowest undiscounted cash flow value over carrying value for an individual vessel in the Company’s fleet was 187% in November 2017 and 169% in September 2018. The variance between these dates is mainly due to lower 10-year average charter rates offset by lower assumptions on inflation and drydocking costs. Future drydocking costs have been re-assessed between the dates of the two impairment tests, following the intensive drydocking activity for the fleet in the past two years.

In addition, as mentioned on page 64 of the Company’s Form 20-F for the year ended December 31, 2017, as part of its impairment analysis the Company performs a sensitivity analysis for a potential 10% reduction in forecasted vessel utilization and a potential 10% reduction in time charter rates. In each sensitivity analysis, the future undiscounted cashflows significantly exceeded the carrying value of each of the Company’s vessels. The lowest undiscounted cash flow value for an individual vessel in the Company’s fleet over the vessel’s carrying value in various sensitivity scenarios was 142% in November 2017 and 134% in September 2018.

If you would like to discuss any of the matters contained in this letter, please feel free to contact me at +353 21 240 9503.

Sincerely,

/s/ Paul Tivnan

Paul Tivnan

Chief Financial Officer, Secretary and Treasurer

Ardmore Shipping Corporation

cc:	David Matheson (Perkins Coie LLP)

Breffni Maguire (Ernst & Young)